Exhibit 99.4

NICE Centralized VoIP Recording Fully Integrates with AudioCodes
Session Border Controllers

NICE/AudioCodes partnership promotes SIPREC as a standard protocol and ensures reliable, flexible and scalable recording of VoIP calls

Ra’anana, Israel and Lod, Israel, December 16, 2015 – NICE Systems (NASDAQ: NICE) and AudioCodes (NASDAQ:  AUDC) today announced the integration of AudioCodes’ Mediant VoIP solutions with NICE’s Engage Platform, enabling customers to meet their recording needs while leveraging their existing AudioCodes’ Session Border Controllers (SBC) and Media Gateways.

The NICE Engage Platform offers simple and cost-effective call recording in any VoIP environment. The partnership with AudioCodes, a leading provider of converged voice solutions, enables end users to maintain call security while using best-in-class call recording software with a standard SIPREC (Session Initiation Protocol Recording) practice.

The AudioCodes-NICE collaboration enables customers, such as contact centers, emergency agencies and enterprises complying with regulatory recording requirements, to simplify their recording solution by leveraging the existing AudioCodes Mediant product line to fork real-time media sessions to the NICE Engage platform without the need to deploy additional recording tools. The solution is already in production and has been successfully deployed at a Fortune 100 global financial institution.

“The successful integration with NICE Engage ensures reliable, flexible and scalable recording of VoIP calls handled by AudioCodes devices, delivering great value for customers of both companies,” said Yehuda Herscovici, VP Product at AudioCodes. “By partnering with NICE, we are confident that we can provide our customers with the industry’s best-of-breed VoIP call recording capabilities.”

Hila Lamm, VP Multi-Channel Recording LoB at NICE Systems, added, “NICE is committed to providing its customers with quality software solutions that enable greater flexibility to choose the accompanying hardware to best suit their needs. Our partnership with AudioCodes is a testament to this endeavor. By teaming up with AudioCodes, a leading SBC vendor, we are able to strengthen our offering to the market and extend our client base. This also reinforces our leadership in supporting and promoting SIPREC as the standard recording protocol.”

The joint offering builds on NICE’s comprehensive cross-channel interaction recording capabilities, which include voice, video and screen capture, and on AudioCodes’ advanced Media Gateways and SBC products and technologies. The speed and scale of the integrated solution enable organizations to ensure regulatory compliance and quality management for all interactions. The solution also enables customers to migrate gradually from their legacy TDM equipment to a fully IP-based environment while utilizing the same AudioCodes products and NICE SIP-based recording infrastructure.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Notes:
NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Lamm, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

About AudioCodes
AudioCodes Ltd. (NASDAQ GS, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Company Contact - AudioCodes:
Shirley Nakar, Director Investor Relations +972-3-976-4000 shirley@audiocodes.com

Trademark Notes:
©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom and AudioCodes One Voice are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Forward-Looking Statements Pertaining to AudioCodes

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.